SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 27, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures: 1 Nokia stock exchange release dated April 27, 2020:

•                  Notice of the Annual General Meeting of Nokia Corporation

STOCK EXCHANGE RELEASE

Nokia Corporation
Stock Exchange Release
April 27, 2020 at 10:30 (CET +1)

Notice of the Annual General Meeting of Nokia Corporation

Notice is given to the shareholders of Nokia Corporation (the “Company”) of the Annual General Meeting to be held on Wednesday May 27, 2020 at 14:00 in the Company’s headquarters at Karaportti 7, Espoo, Finland. Participation and exercise of shareholder rights in the Meeting is possible only by voting in advance and by submitting counterproposals and asking questions in advance in accordance with the instructions given in this notice and otherwise by the Company. It is not possible to attend the Meeting in person.

The proposals to the Annual General Meeting are uniform with the proposals submitted for the Annual General Meeting convened by the Board of Directors on March 2, 2020 which was cancelled due to the Covid-19 pandemic. The Board of Directors of the Company has resolved on extraordinary measures pursuant to the temporary legislation approved by the Finnish Parliament on April 24, 2020. In order to prevent the spread of the Covid-19 pandemic, the Annual General Meeting will be held without shareholders’ and their proxy representatives’ presence at the Meeting venue. This is necessary in order to ensure the health and safety of the shareholders, employees and other stakeholders of the Company as well as to organize the Meeting in a predictable way allowing equal means for shareholders to participate while also ensuring compliance with the current restrictions set by the authorities. For these reasons, shareholders and their proxy representatives can participate in the Meeting and use shareholder rights only by voting in advance and by submitting counterproposals and asking questions in advance. Further instructions can be found below in this notice in section C Instructions for the participants of the Annual General Meeting.

The management of the Company will not attend the Meeting, there will be no addresses by the Board or management at the Meeting and no webcast will be provided. Pre-recorded speeches by the Chair of the Board and the President and CEO will be published on the Company’s website on the day of the Annual General Meeting.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

The Chair of the Meeting will be Manne Airaksinen, attorney-at-law.

In case Manne Airaksinen would not be able to act as the Chair of the Meeting for a weighty reason, the Board of Directors will name another person it deems most suitable to act as the Chair.

3. Election of a person to confirm the minutes and a person to verify the counting of votes

The person to confirm the minutes and to verify the counting of votes will be Seppo Kymäläinen, attorney-at-law.

In case Seppo Kymäläinen would not be able to act as the person to confirm the minutes and to verify the counting of votes for a weighty reason, the Board of Directors will name another person it deems most suitable to act in that role.

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

The shareholders who have voted in advance and who have the right to participate in the meeting pursuant to Chapter 5 Sections 6 and 6a of the Finnish Limited Liability Companies Act will be recorded to have attended the meeting. The list of votes will be adopted according to the information provided by Euroclear Finland Oy.

6. Presentation of the Annual Accounts, the review by the Board of Directors and the auditor’s report for the year 2019

As participation in the Annual General Meeting is possible only in advance, the “Nokia in 2019” annual report published on March 5, 2020, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report is deemed to have been presented to the Annual General Meeting. The document is available on the Company’s website www.nokia.com/agm.

7. Adoption of the Annual Accounts

8. Resolution on the use of the profit shown on the balance sheet

The Board proposes to the Annual General Meeting that no dividend be paid based on the balance sheet to be adopted for the financial year ended on December 31, 2019.

9. Resolution on the discharge of the members of the Board of Directors and the President and CEO from liability for the financial year 2019

10. Addressing the Remuneration Policy

As participation in the Annual General Meeting is possible only in advance, the Remuneration Policy published on March 5, 2020 is deemed to have been presented to the Annual General Meeting. The Policy applicable to the President and CEO and the Board of Directors is available on the Company’s website www.nokia.com/agm. The resolution on the Remuneration Policy is advisory.

11. Resolution on the remuneration to the members of the Board of Directors

On the recommendation of the Board’s Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the annual fee payable to the Board members elected at the same meeting for a term ending at the close of the next Annual General Meeting remains at current level: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board and EUR 160 000 for each Board member. In addition, it is proposed that the Chair of the Audit Committee and the Chair of the Personnel Committee will each receive an additional annual fee of EUR 30 000, Chair of the Technology Committee an additional annual fee of EUR 20 000 and other members of the Audit Committee an additional annual fee of EUR 15 000 each.

The Board also proposes that a meeting fee for Board and Committee meetings be paid to all the other Board members, except the Chair of the Board, based on travel required between the Board member’s home location and the location of a meeting. The meeting fee would be paid for a maximum of seven meetings per term and remain on the following levels: EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel. Furthermore, the Board also proposes that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work.

It is proposed that approximately 40% of the annual fee be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The meeting fee, travel expenses and other expenses would be paid in cash.

12. Resolution on the number of members of the Board of Directors

On the recommendation of the Board’s Corporate Governance and Nomination Committee, the Board proposes to the Annual General Meeting that the number of Board members be nine (9).

13. Election of members of the Board of Directors

Risto Siilasmaa and Olivier Piou have informed that they will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Accordingly, the Board, on the recommendation of the Board’s Corporate Governance and Nomination Committee, proposes to the Annual General Meeting that the following current Nokia Board members be re-elected as members of the Board for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Søren Skou, Carla Smits-Nusteling and Kari Stadigh. In addition, it is proposed that Thomas Dannenfeldt who is a former Chief Financial Officer of Deutsche Telekom be elected as a member of the Board of Directors for the same term.

All candidates for the Board of Directors are presented on the Company’s website www.nokia.com/agm.

14. Election of Auditor for the financial year 2021

In 2019 Nokia finalized the mandatory audit firm selection procedure concerning the audit for the financial year 2020. Consequently, Deloitte Oy was elected as the auditor of the Company for the financial year 2020 already in the Annual General Meeting 2019. Therefore, on the recommendation of the Board’s Audit Committee, the Board now proposes to the Annual General Meeting that Deloitte Oy be re-elected as the auditor of the Company for the financial year 2021.

15. Resolution on the remuneration of the Auditor

On the recommendation of the Board’s Audit Committee, the Board proposes to the Annual General Meeting that the auditor elected at the Annual General Meeting be reimbursed based on the invoice of the auditor and in compliance with the purchase policy approved by the Audit Committee.

16. Authorization to the Board of Directors to resolve to repurchase the Company’s own shares

The Board of Directors proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 550 million shares, which corresponds to less than 10 per cent of the Company’s total number of shares. The repurchases under the authorization are proposed to be carried out by using funds in the unrestricted equity, as resolved by the Board, which means that the repurchases will reduce distributable funds of the Company.

The price paid for the shares under the authorization shall be based on the market price of Nokia shares on the securities markets on the date of the repurchase. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. The Company may enter into derivative, share lending or other arrangements customary in capital market practice.

The shares may be repurchased otherwise than in proportion to the shares held by the shareholders (directed repurchase). The Board shall resolve on all other matters related to the repurchase of Nokia shares.

It is proposed that the authorization be effective until October 7, 2021 and terminate the authorization for repurchasing the Company’s shares granted by the Annual General Meeting on May 21, 2019.

17. Authorization to the Board of Directors to resolve to issue shares and special rights entitling to shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to issue in total a maximum of 550 million shares through issuance of shares or special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act in one or more issues during the effective period of the authorization. The Board may issue either new shares or treasury shares held by the Company. The proposed maximum amount corresponds to less than 10 per cent of the Company’s total number of shares as of the date of this proposal.

Shares and special rights entitling to shares may be issued in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans or for other purposes resolved by the Board.

The Board would resolve on all terms and conditions of the issuance of shares and special rights entitling to shares under Chapter 10, Section 1 of the Finnish Limited Liability Companies Act.

It is proposed that the authorization be effective until October 7, 2021 and terminate the authorization for issuance of shares and special rights entitling to shares resolved at the Annual General Meeting on May 21, 2019. The proposed authorization terminates also the authorization by the Extraordinary General Meeting held on December 2, 2015 granted to the Board for issuance of shares in order to implement the combination of Nokia and Alcatel Lucent.

18. Shareholder’s proposal on amendment of the Articles of Association

Shareholder Tomi Hiilamo (holding 11 shares and votes at the time of submitting his proposal to the Company) proposes that the Annual General Meeting resolves to amend Article 4 of the Articles of Association. The shareholder proposes to decrease the maximum number of Board members so that the Board of Directors would comprise of a minimum of five (5) and a maximum of seven (7) ordinary members with a maximum of two (2) deputy members, to set an maximum age limit of 70 years for board members and to follow strict gender balance when filling seats in the Board of Directors with a requirement to explain any deviation.

The full proposal of the shareholder as well as the current Articles of Association of the Company are available on the Company’s website at www.nokia.com/agm. The proposal is included in the notice of the Meeting pursuant to Chapter 5 Section 5 of the Finnish Limited Liability Companies Act.

The Company’s assessment of the shareholder’s proposal

The Corporate Governance and Nomination Committee of the Board of Directors monitors significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies. While the Committee welcomes the individual shareholder’s view, it considers that the proposal is not fully in line with widely recognized corporate governance practices. The proposal, if approved, would unjustifiably limit the Committee’s ability to propose a Board composition that is required to ensure an efficient Board with diverse mix of skills and experience as well as sufficient time for directors to focus on Board and Committee work for the benefit of the shareholders.

Considering the nature of and responsibilities related to Board work and Nokia Board having established four committees, a maximum of seven ordinary Board members would not be adequate. In addition, inflexible age limits are not in line with the Board’s diversity principles and would exclude members who may have valuable experience. Furthermore, Nokia already has a strong commitment to gender diversity. During the past years at least 40% of both genders have been represented in the Board.

Consequently, in line with the Corporate Governance and Nomination Committee, the Board of Directors does not consider the proposal to be either feasible or necessary for Nokia and recommends that the shareholder proposal be rejected at the Annual General Meeting.

However, should the Annual General Meeting anyway approve the private shareholder’s proposal to amend the Articles of Association, the Board would convene an extraordinary general meeting as soon as practicable in order to address the number of the members of the Board of Directors and the composition of the Board in accordance with the amended Articles of Association. Possible amendment of the Articles of Association and resolutions regarding the Board would be registered and come into force following the extraordinary general meeting.

19. Closing of the Meeting

B. Documents of the Annual General Meeting

The proposals of the Board of Directors and the shareholder relating to the agenda of the Annual General Meeting, this notice, the Remuneration Policy as well as the “Nokia in 2019” annual report, which includes the Company’s Annual Accounts, the review by the Board of Directors and the auditor’s report, are available on the Company’s website at www.nokia.com/agm. The “Nokia in 2019” annual report will be sent to shareholders upon request. The minutes of the Annual General Meeting will be available on the Company’s website www.nokia.com/agm latest on June 10, 2020.

C. Instructions for the participants of the Annual General Meeting

In order to prevent the spread of the Covid-19 pandemic, the Meeting will be organized so that the shareholders and their proxies are not allowed to be present at the Meeting venue. This is necessary especially in order to ensure the health and safety of the Company’s shareholders, employees and other stakeholders and compliance with the current restrictions set by the authorities. Shareholders and their proxies cannot participate in the Meeting through real-time telecommunications or technical means either. The Company’s shareholders and their proxies can participate in the Meeting and use their shareholder rights only by voting in advance and by submitting counterproposals and asking questions in advance.

1. The right to participate, registration and advance voting

Each shareholder, who on May 14, 2020 is registered in the Register of Shareholders of the Company, maintained by Euroclear Finland Oy, has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is automatically registered in the Register of Shareholders of the Company. If you do not have a Finnish book-entry account, see section 3. Holders of nominee-registered shares or 4. Holders of American Depositary Receipts (ADR). Shareholders cannot participate in the meeting by any other means than voting in advance in the manner instructed below as well as by submitting counterproposals and asking questions in advance.

Registration for the meeting and advance voting will begin on May 4, 2020 following the deadline for submitting counterproposals. A shareholder with a Finnish book-entry account, who wishes to participate in the Annual General Meeting, must register for the Meeting and vote in advance no later than by May 19, 2020 at 4:00 p.m. (EEST) by which time the votes need to be received.

Earlier registrations submitted to the cancelled Annual General Meeting, which was convened to be held on April 8, 2020, are not valid for this Annual General Meeting.

A shareholder, who has a Finnish book-entry account, may register and vote in advance on certain items on the agenda of the Annual General Meeting from May 4, 2020 until 4:00 p.m. (EEST) on May 19, 2020 by the following means:

a) through the Company’s website at www.nokia.com/agm

The Finnish personal identity code or business ID and book-entry account number of the shareholder is needed for voting in advance.

b) by mail or email

A shareholder may send the advance voting form available on the Company’s website or corresponding information to Euroclear Finland Oy by letter to Euroclear Finland Oy, Yhtiökokous/Nokia Oyj, P.O. Box 1110, FI-00101 Helsinki or by email at yhtiokokous@euroclear.eu.

If the shareholder participates in the meeting by sending the votes in advance by mail or email to Euroclear Finland Oy, this constitutes registration for the Annual General Meeting.

Instructions relating to the advance voting may also be found on the Company’s website www.nokia.com/agm and information is available by telephone at +358 20 770 6870 from Monday to Friday at 9:00 a.m. to 4:00 p.m. (EEST).

In connection with the registration, a shareholder or a proxy representative is required to provide the personal information requested. The personal information collected will only be used in connection with the Annual General Meeting and registrations related to it.

2. Proxy representatives and powers of attorney

A shareholder may participate in the Annual General Meeting by proxy. The proxy representative of a shareholder is also required to vote in advance in the manner instructed in this notice. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Annual General Meeting. Powers of attorney should be delivered to Euroclear Finland Oy by letter to Euroclear Finland Oy, Yhtiökokous/Nokia Oyj, P.O. Box 1110, FI-00101 Helsinki or by email at yhtiokokous@euroclear.eu before the last date for advance voting.

3. Holders of nominee-registered shares

A holder of nominee-registered shares has the right to participate in the Annual General Meeting by virtue of such shares, based on which he/she on the record date of the Annual General Meeting, i.e. on May 14, 2020, would be entitled to be registered in the shareholders’ register of the company held by Euroclear Finland Oy. The right to participate in the Annual General Meeting requires, in addition, that the shareholder on the basis of such shares has been registered into the temporary shareholders’ register held by Euroclear Finland Oy at the latest by May 22, 2020 by 4:00 p.m. (EEST). As regards nominee-registered shares this constitutes due registration for the Annual General Meeting.

A holder of nominee-registered shares is advised to request without delay necessary instructions regarding the temporary registration in the shareholders’ register of the company, the issuing of proxy documents and registration for the AGM from his/her custodian bank. The account management organization of the custodian bank shall temporarily register a holder of nominee-registered shares, who wants to participate in the AGM, into the shareholders’ register of the company at the latest by the time stated above. In addition, the account management organization of the custodian bank shall arrange advance voting on behalf of the holders of nominee registered shares. Further information on these matters can also be found on the company’s website www.nokia.com/agm.

4. Holders of American Depositary Receipts (ADR)

A holder of American Depositary Shares (ADR) intending to vote at the Annual General Meeting shall without delay notify the Depositary Bank of Nokia, Citibank, N.A., of his/her intention and shall comply with the instructions provided by Citibank, N.A.

5. Other instructions and information

Shareholders who hold at least one hundredth of all the shares in the Company have a right to make a counterproposal on the agenda items, to be placed for a vote. Such counterproposals are required to be sent to the Company by email to agm@nokia.com no later than by April 30, 2020 at 10:00 a.m. (EEST). In connection with making a counterproposal, shareholders are required to provide adequate evidence of shareholding. The counterproposal will be placed for a vote subject to the shareholder having the right to participate in the Annual General Meeting and that the shareholder holds at least one hundredth of all shares in the Company on the record date of the Annual General Meeting. Should the counterproposal not be placed for a vote at the meeting, advance votes in favor of the proposal will not be taken into account. The Company will on May 4, 2020 publish on its website www.nokia.com/agm the counterproposals, if any, that may be voted on.

A shareholder has the right to ask questions referred to in Chapter 5, Section 25 of the Finnish Limited Liability Companies Act with respect to the matters to be considered at the Meeting. Such questions must be sent by email to agm@nokia.com no later than May 8, 2020 at 4:00 p.m. (EEST). Such questions from shareholders, the Company’s management’s answers to them, and any counterproposals that have not been placed for a vote are available on the Company’s website www.nokia.com/agm on May 12, 2020. In connection with asking questions and making counterproposals, shareholders are required to provide adequate evidence of shareholding.

Information on the General Meeting required by the Finnish Limited Liability Companies Act and the Securities Markets Act is available on the Company’s website www.nokia.com/agm.

Changes in the number of shares held after the record date of the Annual General Meeting shall not have an effect on the right to participate the Meeting nor on the number of votes held by a shareholder in the Meeting.

On the date of this notice of the Annual General Meeting the total number of shares in Nokia Corporation and votes represented by such shares is 5 653 886 159.

April 27, 2020

BOARD OF DIRECTORS

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate